Exhibit 99.1

Secoo Reports Unaudited Third Quarter 2018 Results

BEIJING, December 4, 2018 (GLOBE NEWSWIRE) — Secoo Holding Limited (“Secoo”, the “Company” or “We”) (NASDAQ: SECO), Asia’s largest online integrated upscale products and services platform, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Highlights for Third Quarter 2018:

•                  GMV1 reached RMB2,194.6 million (US$319.5 million) for Q3 2018, representing an increase of 57.4% from RMB1,394.4 million for Q3 2017.

•                  Total number of orders2 was 594.4 thousand for Q3 2018, representing an increase of 59.7% from 372.3 thousand for Q3 2017.

•                  Number of active customers3 increased by 92.4% to 304 thousand for Q3 2018 from 158 thousand for Q3 2017.

•                  Total net revenues reached RMB1,572.4 million (US$228.9 million) for Q3 2018, increasing by 60.1% from RMB982.2 million in Q3 2017.

•                  Gross margin was 17.2% for Q3 2018, compared to 17.0% in Q3 2017.

•                  Net income increased by 31.7% to RMB44.9 million (US$6.5 million) for Q3 2018 from RMB34.1 million for Q3 2017.

•                  Non-GAAP net income4 increased by 23.4% to RMB49.0 million (US$7.1 million) for Q3 2018 from RMB39.7 million in Q3 2017.

•                  Basic and diluted net income per share were RMB1.74 (US$0.25) and RMB1.67 (US$0.24), respectively, for Q3 2018, compared with basic and diluted net losses per share of RMB0.61 and RMB0.61, respectively, for Q3 2017. Basic and diluted net income per American Depositary Share (“ADS”) were RMB0.87 (US$0.13) and RMB0.84 (US$0.12), respectively, for Q3 2018, compared to basic and diluted net losses per ADS of RMB0.30 and RMB0.30, respectively, for Q3 2017. Two ADSs represent one ordinary share.

•                  Basic and diluted non-GAAP net income per share5 were RMB1.94 (US$0.28) and RMB1.87 (US$0.27), respectively, for Q3 2018, compared to RMB4.28 and RMB3.96, respectively, for Q3 2017.  Basic and diluted non-GAAP net income per ADS were RMB0.97 (US$0.14) and RMB0.94 (US$0.14), respectively, for Q3 2018, compared to RMB2.14 and RMB1.98, respectively, for Q3 2017.

1 GMV, or Gross Market Value, refers to the total value of all orders of products and services, excluding the value of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products are delivered or returned or whether the services are cancelled during the quarter.

2 Total orders refer to the total number of orders of products and services, excluding the number of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products are delivered or returned or whether the services are cancelled during the quarter.

3 Active customer refers to a customer who made at least one account purchase during the period.

4 Non-GAAP net income is a non-GAAP financial measure, which is defined as net income, excluding share-based compensation expenses.  See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

5 Basic and diluted non-GAAP net income per share is a non-GAAP financial measure, which is defined as non-GAAP net income, divided by weighted average number of basic and diluted outstanding, including the dilutive effect of share-based awards as determined under the treasury stock method.  Basic and diluted Non-GAAP net income per ADS is equal to basic and diluted non-GAAP net income per share divided by two, as two ADSs represent one ordinary share.

Commentary

Mr. Richard Rixue Li, Chairman and Chief Executive Officer of Secoo, said, “We are delighted to report our third quarter 2018 results, another chapter of Secoo’s strong growth story, highlighted by year-over-year GMV growth of 57.4% and total revenues growth of 60.1%. We attribute this robust performance to our ability of leveraging our premium and diverse product and service offerings and industry-leading capabilities to gain deep footholds across the value chain in our industry. In addition, our innovative and cutting-edge online-to-offline marketing activities and strategic focus on expanding alliances with leading partners contributed to the robust quarterly growth.  Notably, the number of our active customers increased by 91% year-over-year to a record high of 300,000 during the quarter. Further, from a technology perspective, we continued to support more effective, advanced and efficient operations for our omnichannel platform, which we believe will lay a solid foundation for our sustainable future growth.”

“During the third quarter, our efforts to strengthen our operational capabilities covered multiple fronts,” continued Mr. Li. “We continued to broaden and deepen our alliances with premiere designers to further enhance our product offerings and expand our influence. In doing so, we remained strategically active, entering into partnerships with 97 new brands throughout the quarter and recent months. These important partnerships serve not only as a means to increase our brand recognition among Chinese luxury and fashion consumers but also as a way for us to continue to offer superior luxury shopping experiences. As always, we continue our ardent focus on providing the best shopping experience for our customers.”

“Secoo’s impressive financial results for the third quarter of 2018 are reflective of the solid demand that we have been experiencing and underscore our robust growth trajectory,” said Mr. Shaojun Chen, Chief Financial Officer of Secoo. “During the quarter, we exhibited healthy profitability with operating income and net income increasing by 125.3% and 31.7%, respectively, on a year-over-year basis. These returns highlight our successful efforts to improve operating efficiency and increase profitability. We are encouraged by our third quarter performance and are confident that we will finish 2018 on very solid footing.”

Recent Developments

•                  From the third quarter to date, Secoo expanded its direct collaborations efforts, adding 97 brands, including renowned international fashion and lifestyle designers such as Calvin Klein, R. M. Williams, DIESEL, Nicole Miller, Alberta Ferretti, Philosophy, Mikael D, Villeroy & Boch, Marshall and LVMH’s new beauty brand Cha Ling. Further, Secoo’s advertising sales grew substantially, driven by a further increasing advertiser base, including Huawei Glory, Land Rover, Smart, Dunhill, COFCO, Haier, and DBS Bank.

•                  In September 2018, Secoo entered into a strategic partnership agreement with SASSEUR Group, a leading operator of outlet malls in Asia, allowing both parties to leverage each other’s resources and expertise to (i) drive the growth of omni-channel retail networks, (ii) boost both companies’ growing and leading market presence and (iii) jointly explore new business initiatives to offer superior luxury shopping experience for consumers in China.

•                  In November 2018, Secoo established a strategic partnership with Will’s Group, China’s leading premium fitness lifestyle brand. SASSEUR Group and Will’s Group are both invested by L Catterton which also has a strategic stake in Secoo. The partnership with Will’s Group allows each company’s customers to benefit from reciprocal membership privileges and aim to combined both parties’ strengths to deliver high-end fitness services. Overall, the partnerships with SASSEUR Group and Will’s Group demonstrate Secoo’s strategic initiative to diversify its lifestyle portfolio offerings to meet the increasing demand in luxury products and services in China.

•                  In July 2018, Secoo formed strategic partnerships with two iconic museums in China, Shanxi History Museum and Xi’an Museum. By leveraging these partnerships and its extensive resources, Secoo believes it will be well positioned to play an important role in protecting Chinese cultural relics and in developing Chinese culture heritage-focused artisanal designs and creative products and services.

•                  During the quarter, Secoo upgraded its global supply chain system to optimize the user experience via establishing fully integrated SaaS, PaaS and IaaS systems to further expand our global supply chain and suppliers network.

•                  In September 2018, Secoo co-hosted the inaugural “Chinese Heritage Design Festival” in Beijing. The event featured a fusion of traditions and fashion among many Chinese master artisans, traditional craftsmen and the most cutting-edge Chinese designer brands.

•                  In September 2018, Secoo entered into a partnership with Feelunique, Europe’s largest online beauty retailer, to launch a dedicated cosmetics store on Secoo’s platform. Through the partnership, Feelunique will provide Secoo’s customers with access to approximately 50 highly sought-after international brands, which helps bolster Secoo’s beauty and cosmetics product portfolio.

•                  Also, after quarter-end, in October 2018, British brand Liberty London joined the Company’s platform to launch an online shop in China enabling Liberty London to offer luxury bags, leather products, gifts and stationaries to Secoo’s premium customers. The partnership reflects the mutual strategy of both companies to permeate China’s luxury space by offering unique and distinct products and services to Chinese consumers who increasingly use fashion and luxury to express their lifestyle and identity. Leveraging the partnership, Secoo will be better positioned to increase the customer base and purchase activities.

•                  Further, in November 2018, Secoo entered into strategic partnership agreements with the Philippine Trade and Investment Center and the Mongolian delegation during the inaugural China International Import Expo (CIIE). At the CIIE, Secoo also signed cooperation agreements with numerous high-end brands from, among others, the U.S., the U.K., France, Italy, Australia and Korea.

•                  In November 2018, Secoo formed an alliance with Tokyo MX, a television station in Tokyo, to host a tradeshow in Tokyo for traditional Japanese craftworks. In addition, Tokyo MX will launch a flagship store on Secoo’s platform, with the goal of providing Chinese consumers with a high-quality collection of eminent traditional Japanese craftworks.

Third Quarter 2018 Financial Results

GMV increased by 57.4% to RMB2,194.6 million (US$319.5 million) for the third quarter of 2018, from RMB1,394.4 million for the third quarter of 2017.

Total number of orders increased by 59.7% to 594.4 thousand for the third quarter of 2018 from 372.3 thousand for the third quarter of 2017.

Total net revenues for the third quarter of 2018 increased by 60.1% to RMB1,572.4 million (US$228.9 million) from RMB982.2 million in the third quarter of 2017, primarily driven by the growth in our total active customers and total number of orders served during the period.

Cost of revenues increased by 59.7% to RMB1,302.7 million (US$189.7 million) for the third quarter of 2018 from RMB815.5 million for the third quarter of 2017, which was in line with the increase of total net revenues.

Operating expenses increased by 47.2% to RMB199.4 million (US$29.0 million) for the third quarter of 2018 from RMB135.5 million for the third quarter of 2017.

Fulfillment expenses increased by 62.4% to RMB41.9 million (US$6.1 million) for the third quarter of 2018 from RMB25.8 million for the third quarter of 2017. The increase was primarily attributable to the increase in sales volume and total number of orders fulfilled during the period.

Marketing expenses increased by 71.9% to RMB110.5 million (US$16.1 million) for the third quarter of 2018 from RMB64.3 million for the third quarter of 2017. The increase was primarily due to the increase in marketing promotions, such as the “Singles’ Day” events as well as the increase in staff compensation and benefits expenses.

Technology and content development expenses increased by 21.1% to RMB21.2 million (US$3.1 million) for the third quarter of 2018 from RMB17.5 million for the third quarter of 2017. The increase was primarily due to the increase in staff compensation and benefits expenses.

General and administrative expenses decreased by 7.2% to RMB25.9 million (US$3.8 million) for the third quarter of 2018 from RMB27.9 million for the third quarter of 2017. The decrease was primarily attributable to the decrease in professional consulting fees and expenses during the period.

Operating income increased by 125.3% to RMB70.3 million (US$10.2 million) for the third quarter of 2018, from RMB31.2 million for the third quarter of 2017.

Income tax expenses were RMB9.2 million (US$1.3 million) in the third quarter of 2018 compared with RMB0.8 million for the third quarter of 2017.

Net income was RMB44.9 million (US$6.5 million) for the third quarter of 2018, representing an increase of 31.7% from RMB34.1 million for the third quarter of 2017.

Non-GAAP net income, which excludes share-based compensation expenses, increased by 23.4% to RMB49.0 million (US$7.1 million) in the third quarter of 2018 from RMB39.7 million in the third quarter of 2017.

Net income/loss attributable to ordinary shareholders of Secoo Holding Limited for the third quarter of 2018 was RMB43.9 million (US$6.4 million), compared to a net loss of RMB5.6 million for the third quarter of 2017, which was primarily due to the accretion of preferred shares in the third quarter of 2017, compared to negligible such amount in the third quarter of 2018.

Basic and diluted net income per share were RMB1.74 (US$0.25) and RMB1.67 (US$0.24), respectively, for the third quarter of 2018, compared with basic and diluted net losses per share of RMB0.61 and RMB0.61, respectively, for the third quarter of 2017. Basic and diluted net income per ADS were RMB0.87 (US$0.13) and RMB0.84 (US$0.12), respectively, for the third quarter of 2018, compared to basic and diluted net losses per ADS RMB0.30 and RMB0.30, respectively, for the third quarter of 2017.

Basic and diluted non-GAAP net income per share were RMB1.94 (US$0.28) and RMB1.87 (US$0.27), respectively, for the third quarter of 2018, compared to RMB4.28 and RMB3.96, respectively, for the third quarter of 2017.  Basic and diluted non-GAAP net income per ADS were RMB0.97 (US$0.14) and RMB0.94 (US$0.14), respectively, for the third quarter of 2018, compared to RMB2.14 and RMB1.98, respectively, for the third quarter of 2017.

Cash, Time deposits, and Restricted Cash

As of September 30, 2018, the Company had cash, time deposits, and restricted cash of RMB1,271.7 million (US$185.2 million).

Fourth Quarter 2018 Guidance

The Company currently expects total net revenues for the fourth quarter of 2018 to be in the range of RMB1.9 billion and RMB2.0 billion, which would represent an increase of approximately 35% to 42% on a year-over-year basis.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Conference Call Information

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on December 4, 2018 (9:00 PM Beijing/Hong Kong Time on December 4, 2018).

The dial-in details for the live conference call are as follows:

United States:	+1-845-675-0437

International:	+65-6713-5090

Hong Kong:	+852-3018-6771

China:	400-620-8038

Conference ID:	3991427

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.secoo.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until December 10, 2018, by dialing the following telephone numbers:

United States:	+1-646-254-3697

International:	+61-2-8199-0299

Hong Kong:	+852-3051-2780

China:	400-632-2162

Replay Access Code:	3991427

About Secoo Holding Limited

Secoo Holding Limited (“Secoo”) is Asia’s largest online integrated upscale products and services platform as measured by GMV in 2016. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 300,000 SKUs, covering over 3,000 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform.

For more information, please visit http://ir.secoo.com

Use of Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use non-GAAP net income, non-GAAP income from operation and basic and dilutive non-GAAP net income per share and ADS as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance.  We define non-GAAP net income as net income excluding share-based compensation.  We define non-GAAP income from operation as income from operation excluding share-based compensation. We define non-GAAP net income per share as non-GAAP net income dividing by weighted average number of basic and diluted share outstanding, including the dilutive effect of share-based awards as determined under the treasury stock method.  We define basic and diluted non-GAAP net income per ADS as basic and diluted non-GAAP net income per share divided by two as two ADSs represent one ordinary share.  We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The use of non-GAAP financial measures has certain limitations. These non-GAAP measures exclude certain items that have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, these non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Secoo does.

Reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

Exchange Rate Information

This press release contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.8680 to US$1.0, the noon buying rate in New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York in effect as of September 28, 2018.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China.  For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

In China:
Secoo Holding Limited
Jingbo Ma
Tel: +86 (10) 6588-0135
E-mail:  ir@secoo.com

The Piacente Group, Inc.
Jenny Cai
Tel: +86 (10) 5730-6202
E-mail:  Secoo@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail:  Secoo@tpg-ir.com

SECOO HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share data)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Merchandise sales	966,189	1,548,403	225,452	2,292,574	3,517,423	512,147
Marketplace and other services	15,994	23,954	3,487	36,287	77,558	11,293

Total net revenues	982,183	1,572,357	228,939	2,328,861	3,594,981	523,439
Cost of revenues	(815,453)	(1,302,657)	(189,671)	(1,935,633)	(2,969,740)	(432,402)

Gross profit	166,730	269,700	39,268	393,228	625,241	91,037

Operating expenses:
Fulfillment expenses	(25,810)	(41,886)	(6,099)	(61,560)	(98,570)	(14,352)
Marketing expenses	(64,282)	(110,532)	(16,094)	(147,733)	(256,845)	(37,397)
Technology and content development expenses	(17,522)	(21,166)	(3,082)	(43,290)	(59,100)	(8,605)
General and administrative expenses	(27,868)	(25,850)	(3,764)	(57,811)	(60,529)	(8,813)

Total operating expenses	(135,482)	(199,434)	(29,039)	(310,394)	(475,044)	(69,167)

Income from operations	31,248	70,266	10,231	82,834	150,197	21,869

Other income/(expenses):
Interest expense, net	(1,839)	(15,220)	(2,216)	(4,856)	(19,164)	(2,790)
Foreign currency exchange gains/(loss)	5,471	(7,583)	(1,104)	9,246	(11,904)	(1,733)
Others	—	6,709	977	—	18,110	2,637

Income before tax	34,880	54,172	7,888	87,224	137,239	19,983
Income tax expenses	(777)	(9,228)	(1,344)	(777)	(30,014)	(4,370)

Net income	34,103	44,944	6,544	86,447	107,225	15,613

(Loss)/income attributable to redeemable non-controlling interest	(71)	96	14	(206)	705	103
Loss attributable to non-redeemable non-controlling interest	(58)	969	141	(173)	1,161	169

Net income attributable to Secoo Holding Limited	34,232	43,879	6,389	86,826	105,359	15,341

Accretion to redeemable non-controlling interest redemption value	(184)	—	—	(546)	—	—
Accretion to preferred share redemption value	(39,695)	—	—	(202,680)	—	—

Net income/(loss) attributable to ordinary shareholders of Secoo Holding Limited	(5,647)	43,879	6,389	(116,400)	105,359	15,341

Net income/(loss) per share
— Basic	(0.61)	1.74	0.25	(14.37)	4.17	0.61
— Diluted	(0.61)	1.67	0.24	(14.37)	4.04	0.59

Net income/(loss) per ADS			.
— Basic	(0.30)	0.87	0.13	(7.19)	2.08	0.30
— Diluted	(0.30)	0.84	0.12	(7.19)	2.02	0.29

Non-GAAP net income per ADS
— Basic	2.14	0.97	0.14	5.68	2.46	0.36
— Diluted	1.98	0.94	0.14	5.21	2.39	0.35

Weighted average number of shares outstanding used in computing net income/(loss) per share
— Basic	9,274,531	25,260,757	25,280,058	8,098,011	25,273,554	25,273,554
— Diluted	9,274,531	26,236,702	26,236,702	8,098,011	26,096,457	26,096,457

SECOO HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share data)

	As of December 31,	As of September 30,
	2017	2018
	RMB	RMB	US$
Assets
Current assets
Cash	453,425	1,141,983	166,276
Time deposits	292,318	68,792	10,016
Restricted cash	55,214	58,129	8,464
Investment in equity security	—	29,183	4,249
Amount due from related parties	38	8,430	1,227
Accounts receivable	54,210	109,633	15,963
Inventories, net	1,189,885	1,483,488	216,000
Advances to suppliers	53,016	97,147	14,145
Prepayments and other current assets	22,943	64,164	9,342
Total current assets	2,121,049	3,060,949	445,682

Non-current assets
Restricted cash	123,800	2,800	408
Investment in equity security	—	3,031	441
Property and equipment, net	40,793	50,220	7,312
Deferred tax assets	43,981	59,363	8,643
Other non-current assets	8,085	16,758	2,440
Total non-current assets	216,659	132,172	19,244
Total assets	2,337,708	3,193,121	464,926

LIABILITIES
Current liabilities
Short-term borrowings and current portion of long-term borrowings	177,274	127,500	18,564
Accounts payable	318,414	9,940	1,446
Amount due to related parties	2,467	10,200	1,485
Advances from customers	68,848	66,023	9,613
Accrued expenses and other current liabilities	343,936	363,123	52,872
Deferred revenue	12,051	22,689	3,304
Total current liabilities	922,990	599,475	87,284

Non-current liabilities
Long-term borrowings, excluding current portion	124,324	1,151,151	167,611
Total non-current liabilities	124,324	1,151,151	167,611
Total liabilities	1,047,314	1,750,626	254,895

Mezzanine Equity
Redeemable non-controlling interest	5,582	6,287	915
Total mezzanine equity	5,582	6,287	915

Equity:
Class A Ordinary shares (US$0.001 par value, 150,000,000 shares authorized including class A shares and class B shares, 19,068,224 shares issued and 18,550,770 shares outstanding as of December 31, 2017 and September 30, 2018, respectively)	126	126	18
Class B Ordinary shares (US$0.001 par value, 150,000,000 shares authorized including class A shares and class B shares, 6,571,429 shares issued and 6,571,429 shares outstanding as of December 31, 2017 and September 30, 2018, respectively)	41	41	6
Treasury Stock (359,595 and 517,454 Class A ordinary shares as of December 31, 2017 and September 30, 2018, respectively, at cost)	(42,606)	(71,018)	(10,340)
Accumulated losses	(1,432,586)	(1,327,227)	(193,248)
Additional paid-in capital	2,763,387	2,832,907	412,479
Accumulated other comprehensive loss	(5,304)	(4,046)	(589)
Total equity attributable to ordinary shareholders	1,283,058	1,430,783	208,326
Non-redeemable non-controlling interest	1,754	5,425	790
Total equity	1,284,812	1,436,208	209,116
Total liabilities, mezzanine equity and equity	2,337,708	3,193,121	464,926

SECOO HOLDING LIMITED

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30,			September 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	31,248	70,266	10,231	82,834	150,197	21,869
Add:
Share-based compensation expenses	5,549	4,010	584	5,549	17,240	2,510
Adjusted Income from operations	36,797	74,276	10,815	88,383	167,437	24,379

Net income	34,103	44,944	6,544	86,447	107,225	15,612
Add:
Share-based compensation expenses	5,549	4,010	584	5,549	17,240	2,510
Adjusted net income	39,652	48,954	7,128	91,996	124,465	18,122

Adjusted net income per weighted average shares:
Basic	4.28	1.94	0.28	11.36	4.92	0.72
Diluted	3.96	1.87	0.27	10.42	4.77	0.69

Adjusted net income per ADS:
Basic	2.14	0.97	0.14	5.68	2.46	0.36
Diluted	1.98	0.94	0.14	5.21	2.39	0.35

Weighted average number of shares outstanding used in computing the adjusted net income per share
— Basic	9,274,531	25,260,757	25,260,757	8,098,011	25,273,554	25,273,554
— Diluted	10,007,076	26,236,702	26,236,702	8,830,556	26,096,457	26,096,457